SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                               ____________________

                                  SCHEDULE 13E-3
                                (FINAL AMENDMENT)
                         RULE 13E-3 TRANSACTION STATEMENT
                          (PURSUANT TO SECTION 13(E) OF
                       THE SECURITIES EXCHANGE ACT OF 1934)

                           HOME SHOPPING NETWORK, INC.
                                 (NAME OF ISSUER)
                               ____________________

                           HOME SHOPPING NETWORK, INC.
              HSN, INC. (formerly, Silver King Communications, Inc.)
                            TELE-COMMUNICATIONS, INC.
                             HOUSE ACQUISITION CORP.
                                   BARRY DILLER
                       (NAME OF PERSON(S) FILING STATEMENT)

                      COMMON STOCK, $.01 PAR VALUE PER SHARE
                          (TITLE OF CLASS OF SECURITIES)
                                    437351109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                               ____________________

              HOME SHOPPING NETWORK, INC.                    HSN, INC.                      TELE-COMMUNICATIONS, INC.
                2501 118TH AVENUE NORTH               12425 28TH STREET NORTH                   5619 DTC PARKWAY
               ST. PETERSBURG, FL  33716             ST. PETERSBURG, FL  33716                ENGLEWOOD, CO  80111
                ATTN:  KEVIN J. MCKEON                 ATTN:  MICHAEL DRAYER                 ATTN:  STEPHEN M. BRETT
                    (813) 572-8585                        (813) 573-0339                         (303) 267-5500

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                               ____________________

                                                            Copies to:
                    THOMAS J. KUHN                       PAMELA S. SEYMON                     FREDERICK H. MCGRATH
                 HOWARD, DARBY & LEVIN            WACHTELL, LIPTON, ROSEN & KATZ              BAKER & BOTTS, L.L.P.
              1330 AVENUE OF THE AMERICAS               51 WEST 52ND STREET                   599 LEXINGTON AVENUE
                  NEW YORK, NY  10019                   NEW YORK, NY  10019                   NEW YORK, NY  10022
                    (212) 841-1000                        (212) 403-1000                        (212) 705-5000

                               ____________________

         This statement is filed in connection with (check the appropriate box):
     a. /x/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. / / The filing of a registration statement under the Securities Act of 1933.
     c.  / /  A tender offer.
     d.  / /  None of the above.
              Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /
                            CALCULATION OF FILING FEE
     _______________________________________________________________________
           TRANSACTION VALUATION*                AMOUNT OF FILING FEE
               $1,236,147,033                          $247,231
     _______________________________________________________________________

     *   The amount shown was estimated solely for purposes of calculation of the filing fee and is based upon the calculation set forth on the cover page of the preliminary Schedule 14A Joint Proxy
         Statement filed by Home Shopping Network, Inc., Silver King Communications, Inc. and Savoy Pictures Entertainment, Inc. with the Securities and Exchange Commission contemporaneously herewith, a copy of which is attached hereto.
     /x/ Check box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:  $247,231   Filing Party:  Silver King
     Form or                                            Communications, Inc.
     Registration No.:  Schedule 14A     Date Filed:  March 1, October 10
                                                      and November 13, 1996
     _______________________________________________________________________


              This Final Amendment to the Rule 13e-3 Transaction Statement (as amended, the "Statement"), is filed jointly by Home Shopping Network, Inc., a Delaware corporation ("HSN"), HSN, Inc., a Delaware corporation formerly named Silver King Communications, Inc. ("Silver King"), House Acquisition Corp., a Delaware corporation ("House"), Tele-Communications, Inc., a Delaware corporation ("TCI"), and Barry Diller and relates to the merger (the "HSN Merger") of House with and into HSN.

         Item 16.  Additional Information.

              The information set forth in Item 16 of the Statement is hereby amended and supplemented by including the following information:

              Effective as of the close of business on December 20, 1996, the transactions that are the subject of this Statement were consummated as previously described in this Statement, including the exhibits hereto. In connection with such transactions, HSN was merged with and into the Company.





                                    SIGNATURES


              After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


         Date:  December 24, 1996


                                  HOME SHOPPING NETWORK, INC.


                                  By:  /s/ Kevin J. McKeon
                                     Name:   Kevin J. McKeon
                                     Title:  Executive Vice President
                                               and Chief Financial
                                               Officer



                                  HSN, INC. (formerly named Silver King
                                  Communications, Inc.)


                                  By:  /s/ Michael Drayer
                                     Name:   Michael Drayer
                                     Title:  Executive Vice President,
                                               General Counsel and
                                               Secretary



                                  TELE-COMMUNICATIONS, INC.


                                  By:  /s/ Stephen M. Brett
                                     Name:   Stephen M. Brett
                                     Title:  Executive Vice President



                                  HOUSE ACQUISITION CORP.


                                  By:  /s/ Michael Drayer
                                     Name:   Michael Drayer
                                     Title:  President



                                  /s/ Barry Diller
                                  Barry Diller




                                  EXHIBIT INDEX


         EXHIBIT NO.                   DESCRIPTION

         (b)(1) Opinion Letter, dated August 28, 1996, of Wasserstein Perella & Co., Inc., addressed to the Special Committee of the Board of Directors of Home Shopping Network, Inc., included as Appendix F to the Joint Proxy Statement filed as Exhibit
                      (d)(1) hereto.

         (b)(2) Presentation to the Special Committee of the Board of Directors of Home Shopping Network, Inc., dated August 25, 1996, of Wasserstein Perella & Co., Inc.*

         (b)(3) Opinion Letter, dated August 25, 1996, of CS First Boston Corporation, addressed to the Board of Directors of Silver King Communications, Inc., included as Appendix D to the Joint Proxy
                      Statement filed as Exhibit (d)(1) hereto.

         (b)(4) Presentation to the Board of Directors of Silver King Communications, Inc., dated August 25, 1996, of CS First Boston Corporation.*

         (c)(1) Agreement and Plan of Exchange and Merger, dated as of August 25, 1996, by and among Silver King Communications, Inc., House Acquisition Corp., Home Shopping Network, Inc. and Liberty HSN, Inc., included as Appendix B to the Joint Proxy Statement filed as Exhibit (d)(1) hereto.

         (c)(2) Stockholders Agreement, as amended as of August 25, 1996, by and between Barry Diller and Liberty Media Corp., included as Appendix I to the Joint Proxy Statement filed as Exhibit (d)(1) hereto.

         (c)(3) Letter Agreement, dated as of August 25, 1996, by and among Liberty Media Corp., Liberty HSN, Inc., and Silver King Communications, Inc.*

         (d)(1) Definitive Joint Proxy Statement on Schedule 14A relating to, among other things, the merger of House Acquisition Corp. with and into Home Shopping Network, Inc. (Incorporated by reference to Amendment No. 3 to the Joint Proxy Statement on
                      Schedule 14A, File No. 0-20570, filed with the Commission on November 20, 1996.)*
         _____________________
         * Previously filed.


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